Exhibit 99.1

Driving opportunity Historical Financial Disclosure Reclassified for New Segment Structure June 30, 2015

Table of Contents New Segment Structure Allocation of Certain Selling, General and Administration (“SG&A”) Facility Costs to Operating Expenses FY2014 and Q1 2015 Reclassification Adjustment of Capital and Landfill Asset Purchases for Non-Cash Working Capital Changes in the Calculation of Free Cash Flow(B) 2 (B) Please refer to the definition and explanation of (B) on slide 14.

New Segment Structure

Management Structure Post-Reorganization U.S. Northeast Region joins a portion of our U.S. South Region to form the East Region. Led by Dean Divalerio Includes Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia Remainder of U.S. South Region renamed the West Region. Led by John Lamanna Includes Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois Canadian Region renamed the North Region. Led by Marc Fox Aligning business to achieve our plan for Operational Excellence. Optimizing our Management structure Streamlining Corporate support functions Segments adjusted to align with new regional management structure New segments closer in size on a revenue basis 4 West East North

Geographical Distribution – Pre and Post-Reorganization 5 Note: Corporate Adjusted EBITDA(A) of ($49) million and ($13) million in 2014 and Q1 2015, respectively, are not shown Revenue Adjusted EBITDA(A) % Margin US$ millions FY 2014 Canada $746 $261 35.0% Revenue Adjusted EBITDA(A) % Margin US$ millions FY 2014 South $914 $240 26.3% Revenue Adjusted EBITDA(A) % Margin US$ millions FY 2014 Northeast $349 $71 20.3% (A) Please refer to the definition and explanation of (A) on slide 13 Pre-Reorganization Revenue Adjusted EBITDA(A) % Margin US$ millions FY 2014 North $746 $261 35.0% Revenue Adjusted EBITDA(A) % Margin US$ millions FY 2014 West $602 $163 27.1% Revenue Adjusted EBITDA(A) % Margin US$ millions FY 2014 East $661 $148 22.4% Post-Reorganization Q1 2015 $154 $49 31.8% Q1 2015 $237 $59 25.0% Q1 2015 $69 $12 16.9% Q1 2015 $154 $49 31.8% Q1 2015 $158 $42 26.4% Q1 2015 $148 $29 19.8% OK FL ON MB SK AB BC QC AR NY PA NJ MD MS MO TX VA LA DC IL

Allocation of Certain SG&A Facility Costs to Operating Expenses

Reallocation of Certain SG&A Items to Operating Expenses SG&A has historically included field facility costs. These field facility costs have been allocated to operating expenses effective Q2 2015. Representing approximately $35.5million in costs for FY2014. We believe that this change aligns Progressive Waste Solutions’ classification of these costs with its peer group. 7

FY2014 and Q1 2015 Reclassification

Reclassification of Prior Period Results to Conform to New Presentation The Company is providing historical quarterly financial disclosure for the periods Q1 2014 through Q1 2015, reclassified to conform to the new presentation. The financial summaries in Excel format are available for download in the Investors section of the Progressive Waste Solutions website at http://investor.progressivewaste.com 9

Adjustment of Capital and Landfill Asset Purchases for Non-Cash Working Capital Changes in the Calculation of Free Cash Flow(B) (B) Please refer to the definition and explanation of (B) on slide 14.

Adjustment to Calculation of Capital Expenditures in Definition of Free Cash Flow(B) Free cash flow(B) has historically included capital and landfill purchases on a cash basis. Effective Q2 2015, free cash flow(B) will include an adjustment for non-cash working capital specific to capital and landfill purchases. Accordingly, free cash flow(B) will effectively present capital and landfill purchases on an accrual basis. 11 (B) Please refer to the definition and explanation of (B) on slide 14.

Reconciliation of Q1 2015 and FY2014 Free Cash Flow(B) 12 (B) Please refer to the definition and explanation of (B) on slide 14. (all amounts are in thousands of U.S. dollars) Q1 2014 Q2 2014 Q3 2014 Q4 2014 Total 2014 Q1 2015 Free Cash Flow(B) as reported $ 48,694 $ 56,411 $ 62,260 $ 53,721 $ 221,086 $ 27,621 Adjustment for non-cash working capital - capital and landfill purchases (161) 696 (14,979) (7,942) (22,386) 7,064 Revised Free Cash Flow(B) $ 48,533 $ 57,107 $ 47,281 $ 45,779 $ 198,700 $ 34,685

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B). In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. 13

Non-GAAP Disclosure (cont’d) Loss on extinguishment of debt – as a non-cash item, loss on extinguishment of debt is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 14

Chaya Cooperberg, VP Investor Relations & Corporate Communications
Tel: 905-532-7517
chaya.cooperberg@progressivewaste.com



Progressive
Waste Solutions